

December 21, 2020

Zachary King
Chief Financial Officer
USA Truck, Inc.
3200 Industrial Park Road
Van Buren, AR 72956

      Re: USA Truck, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          File No. 001-35740

Dear Mr. King:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation